# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Coherent Corp., CIK 0000820318
CUSIP: 19247G107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 375 Saxonburg Boulevard, Saxonburg, Pennsylvania (PA), 16056
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0001910890
Persons authorized to receive notices and communications: Bain Capital Investors, LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BCPE Watson (DE) BML, LP (CIK 0001910890): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Coherent Corp.
Address of issuer's principal executive offices: 375 Saxonburg Boulevard, Saxonburg, Pennsylvania (PA), 16056
Comment: This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 11, 2022, as amended by Amendment No. 1 to Schedule 13D filed on March 7, 2024, Amendment No. 2 to Schedule 13D filed on November 12, 2025, Amendment No. 3 to Schedule 13D filed on November 24, 2025, Amendment No.4 to Schedule 13D filed on December 4, 2025, and Amendment No.5 to Schedule 13D filed on December 12, 2025 (the "Initial Statement", together with this Amendment No. 5, the "Schedule 13D"), with respect to shares of Common Stock, no par value (the "Common Stock"), of Coherent Corp., a Pennsylvania corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

Sale of Common Stock

On February 9, 2026, the Reporting Person sold 9,437,238 shares of Common Stock in a block trade pursuant to Rule 144 of the Securities Act of 1933 at a price of $235.58 per share, for an aggregate amount of $2,223,224,528.04.

In connection with the settlement of the block trade, the Reporting Person intends to distribute an aggregate of 338,608 shares of Common Stock to one or more members or partners of the Reporting Person in connection with certain charitable gifts to be made by such members or partners or their direct and indirect owners, for no consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Schedule 13D, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: February 9, 2026

## Signatures
- BCPE Watson (DE) BML, LP: /s/ Joseph Robbins, Authorized Signatory of BCPE Watson (DE) BML GP, LLC (02/11/2026)